August 9, 2018

Marguerite M. Elias
General Counsel
Gogo Inc.
111 N. Canal Street, Suite 1500
Chicago, IL 60606

       Re: Gogo Inc.
           Registration Statement on Form S-3
           Filed on August 8, 2018
           File No. 333-226662

Dear Ms. Elias:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer at 202-551-3415 with any questions.



                                                            Sincerely,

                                                            Division of
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                                                            Office of
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